UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 001-35289

Burcon NutraScience Corporation
(Translation of registrant’s name into English)

1946 West Broadway
Vancouver, British Columbia, Canada V6J 1Z2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F  [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

___________

SUBMITTED HEREWITH

Exhibit:

99.1	Return Card
99.2	Interim Financial Statements for the three months ended June 30, 2012
99.3	Management’s Discussion and Analysis for the three months ended June 30, 2012
99.4	Certifications of Interim Filings dated August 13, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burcon NutraScience Corporation
(Registrant)

Date: August 13, 2012	By:	/s/ Jade Cheng

	Name:	Jade Cheng
	Title:	Chief Financial Officer and Treasurer